EXHIBIT 21.1
FLOTEK INDUSTRIES, INC.
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Formation
Flotek Chemistry, LLC	Oklahoma
Flotek Paymaster, Inc.	Texas
JP3 Measurement, LLC	Texas